N E W S R E L E A S E

February 25, 2008

BISHA Update

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) wishes to provide an update to shareholders on its Bisha project. Recent milestones achieved by the Bisha Mining Share Company (“BMSC”), the Company’s Eritrean subsidiary, include:

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Bisha Mining License Issued, announced January 8, 2008

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Bisha Mining Agreement Signed, announced December 12, 2007

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Agreement for State Participation Signed, announced October 29, 2007

The boards of Nevsun Resources and BMSC have recently approved the decision to progress the Bisha project through to project construction. Senet Engineering of South Africa was selected in 2007 as the preferred contractor for the project following an international bidding process, and has been actively engaged with BMSC in the preliminary and detailed engineering design for the Bisha Mine since mid 2007. During that time, BMSC’s Project Manager has been located in Senet’s Johannesburg office liaising with Senet staff. Senet established an office in Asmara during Q4 2007.

A contract with Senet defining their continuing role as the EPCM (Engineering, Procurement, and Construction Management) contractor for the development of the Bisha Mine in Eritrea will be completed shortly. The longest lead items and hence the critical path limitation for the development of the Bisha Mine are the SAG and ball mills. BMSC has selected the crusher and mill supplier for the project following an international bidding process and is in the process of finalizing orders.

Nevsun has received a substantial provisional payment from ENAMCO, the Eritrean National Mining Corporation, in connection with the State participation arrangements announced in October 2007, such that Nevsun cash position at month end January 2008 is approximately US$40 million. The Company is well financed to continue with the development of the Bisha Mine with its partner ENAMCO.

BMSC has commenced actively seeking project debt financing for the Bisha project with the assistance of Endeavour Financial. The Bisha feasibility study (completed Q4 2006) shows the project to be financially robust with low operating costs throughout the mine life. If the mine were to commence operating now, at current metal prices the project would have a payback of less than one year.

The Bisha Mine development project is currently expected to commence production mid 2010. The Bisha feasibility was completed by AMEC Americas in Q4 of 2006 and provided for a 2 million tonne per year milling facility and an open pit mine with a minimum10 year life. The first two years of production will focus on mining and processing the high grade (8.0 g/t Au) surface oxide cap (top 35 m of deposit) to the Bisha VMS (volcanogenic massive sulphide) deposit producing approximately 450,000 oz of gold and 750,000 oz of silver each year. The following three years will focus on processing the 4.4% copper supergene massive sulphides which lie immediately below the oxide cap (next 30m of the deposit) and the rest of the mine life will centre on processing the primary massive sulphides (7.2 % Zn, 1.1% Cu, 0.76 g/t Au and 54.0 g/t Ag).

The Company looks forward to progressing the Bisha Project with the full support and contribution of the Eritrean Government.

Forward Looking Statements: The above contains forward-looking statements concerning the Bisha Project, anticipated financing and financial health, government support and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu08-02.doc	For further information, Contact: Judy Baker (416) 786-7860 or Nevsun (604)623-4700 or 888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com